UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Network 1 Financial Group, Inc.

(Name of Issuer)

COMMON STOCK ($0.001 PAR VALUE PER SHARE)

(Title of Class of Securities)

64127V105

(CUSIP Number)

Arthur S. Marcus, Esq.
Gersten Savage, LLP
600 Lexington Ave., 9th Floor
New York, NY
10022
212-752-9700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 4, 2011

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64127V105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Damon Testaverde
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 9,235,875 shares
	8	SHARED VOTING POWER 275,278 shares
	9	SOLE DISPOSITIVE POWER 9,235,875 shares
	10	SHARED DISPOSITIVE POWER 275,278 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,511,153 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.65%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

Item 1.  Security and Issuer

Title and Class:
Name and Address of Issuer

This Schedule 13D (this “Schedule”) relates to the common stock, par value $0.001 per share (the “Common Stock”) of Network 1 Financial Group, Inc. a Delaware Corporation (the “Issuer”), whose principal executive offices are located at 2 Bridge Avenue, 4th Floor, Red Bank, NJ  07701

Item 2.  Identity and Background

(a) Damon Testaverde

(b) Business Address; 2 Bridge Avenue, 4th Floor, Red Bank, NJ  07701

(c) Present Principal Occupation: President of Issuer, Network 1 Financial Group, Inc.

(d) Mr. Testaverde has not been convicted in a criminal proceeding during the last five years.

(e) During the last five years, Mr. Testaverde was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Testaverde is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

6,200,000 shares of Issuer’s Common stock were granted to Mr. Testaverde by the Issuer in connection with, and in consideration for, his agreeing to act as President of the Issuer.

Item 4. Purpose of Transaction.

a)
Mr. Testaverde has no plans or proposals to acquire additional shares of the issuer or to dispose of the shares reported herein.  However, Mr. Testaverde may, from time to time, purchase or be granted additional shares of the Issuer or sell shares of the Issuer depending on various factors including market price and availability of shares.  Subject to the foregoing, Mr. Testaverde states that he intends to hold the shares of the Issuer for investment.

b)
Mr. Testaverde has no plans or proposals which would result in an extraordinary corporate transaction.  However, should an opportunity arise to effect such an extraordinary transaction which would be beneficial to the economic interests of Issuer’s shareholders, Mr. Testaverde may consider or effect such an extraordinary transaction.

c)	Mr. Testaverde has no plans or proposals which would result in a sale or transfer of a material amount of assets of the issuer.

d)
Mr. Testaverde has no plans or proposals which would result in any change in the present board of directors or management of the issuer, or any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

e)	Mr. Testaverde has no plans or proposals which would result in any material change in the present capitalization or dividend policy of the issuer.

f)	Mr. Testaverde has no plans or proposals which would result in any other material change in the issuer’s business or corporate structure

g)
Mr. Testaverde has no plans or proposals which would result in changes to the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person.

h)
Mr. Testaverde has no plans or proposals which would result in causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i)
Mr. Testaverde has no plans or proposals which would result in A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; and

j)	Mr. Testaverde has no plans or proposals which would result in any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)
Mr. Testaverde beneficially owns 9,235,875 shares.  This amount includes 104,000 warrants with an exercise price of $1.00 to purchase 535,600 shares of common stock, which warrants expire on October 23, 2011.  This amount also includes 5,000 shares owned by R.H. Damon, Inc., a corporation over which Mr. Testaverde exercises voting and investment control.

(b)
Mr. Testaverde has the sole power to vote 9,235,875 shares.  This amount includes 104,000 warrants with an exercise price of $1.00 to purchase 535,600 shares of common stock, which warrants expire on October 23, 2011.  Mr. Testaverde has shared power to vote 275,278 shares of common stock, which stock is owned by Network 1 Financial Securities, Inc., over which Mr. Testaverde shares control, in the form of 53,452 warrants with an exercise price of approximately $1.00 each.

(c)	6,200,000 shares of Issuer’s Common stock were granted to Mr. Testaverde by the Issuer in connection with, and in consideration for, his agreeing to act as President of the Issuer on January 4, 2011.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

53,452 warrants with an exercise price of approximately $1.00 to purchase of total of 275,278 shares of common stock which expire October 23, 2011 are owned by Network 1 Financial Securities, Inc., over which Mr. Testaverde shares control with Mr. William Hunt and Mr. Richard Hunt.

5,000 shares of common stock are owned by R. H. Damon, Inc., a corporation over which Mr. Testaverde exercises voting and investment control.

Item 7. Exhibits

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2011

Signature: /s/ Damon Testaverde

Name/Title: Damon Testaverde, President, Network 1 Financial Group, Inc.